EXHIBIT 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Trading Statement
Released	07:00 17-Jul-06

RNS Number: 2637G

Wolseley PLC

17 July 2006

NEWS RELEASE

17 July 2006

Wolseley plc

Pre-Close Period Trading Statement for 11 months to 30 June 2006

Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, issues its regular trading statement for the 11 months to 30 June 2006, prior to entering its close period. The preliminary results for the 12 months ending 31 July 2006 are due to be announced on 25 September 2006.

Overview

Business conditions in the Group’s principal markets have been broadly in line with comments made in the Interim Results statement on 21 March 2006. Results for the first 11 months to 30 June 2006 show a strong increase in revenue and profits driven by high rates of organic growth and market outperformance in North America and the contribution from acquisitions.

After currency translation and including the effect of acquisitions, Group revenue for the 11 months to 30 June 2006 was up by around 25% on the same period in 2005, including double digit organic growth. Trading profit was up by around 20%, although, as expected, the rate of growth has slowed over the second half of the financial year due to the stronger comparators. The favourable currency translation effect added approximately £300 million to revenue and £19 million to trading profit, representing around 3% of the reported sterling figures.

Central costs in relation to Wolseley plc, Wolseley Europe and Wolseley North America for the second half are at a similar run rate to the six months to 31 January 2006.

The Group’s trading margin is lower than the equivalent period in the prior year primarily due to the lower level of commodity price inflation, the initial impact of acquisitions and continued investment in human resources, facilities and technology.

Further details of market conditions in each of the Group’s business segments are set out below.

North America

The positive economic environment in the USA and Canada has enabled the North American business to deliver strong revenue and trading profit growth, in sterling, in excess of 30%.

In the USA, although new housing starts are beginning to show the expected decline from record levels, housing related activity remains good, with the repairs and remodelling market benefiting from the positive economic environment. The commercial and industrial sectors continue to improve.

The US plumbing operations (Ferguson) have performed particularly well with revenue in local currency for the 11 months to 30 June 2006 up by around 35% and trading profit up by around 30% on the equivalent period in the prior year. The majority of the revenue growth was organic. The slightly lower trading margin is in line with internal targets and reflects the lower level of commodity price inflation and the initial effect of acquisitions.

In US Building Materials, local currency revenue for Stock Building Supply was up by more than 25% for the first 11 months and trading profits up more than 40% compared to the equivalent period in the prior year. The improvement in trading margin was primarily due to a more favourable sales mix arising from increased value added products and installed services, in line with the strategy to expand the range of products and services offered.

The strong revenue growth in the period reflects high single digit organic volume growth and the benefit of acquisitions, partly offset by a 4% net reduction due to lower lumber and structural panel prices.

In Canada, the construction and housing markets remain strong although there has been a slight slowing in housing starts generally and in manufacturing activity levels in Eastern Canada. In local currency, Wolseley Canada achieved double-digit organic growth in revenue and trading profit compared to the equivalent period in the prior year, although the trading margin was slightly lower due to the on-going investment in people and infrastructure.

Europe

In Europe, revenue in the 11 months to 30 June 2006 in sterling, including acquisitions, was up by around 10% compared to the same period in the prior year. Trading profit was up only slightly, held back by the reorganisation in Brossette.

Wolseley UK, including Ireland, achieved double-digit revenue growth, including some positive organic growth, in the 11 months to 30 June 2006. Continued consumer caution has meant that the first eleven months have proved to be more challenging than the prior year. However, the commercial sector, including government spending, continues to show a positive trend overall, despite delays in certain projects. The trading margin was slightly lower. The new national distribution centre in Leamington Spa is to be opened on schedule in September 2006.

In France, government tax incentives continue to underpin growth in the new residential market, but repairs, maintenance and improvement (“RMI”), the principal driver of both Brossette and PBM, continues to show only modest growth.

Brossette’s results continue to reflect the disruption caused by its reorganisation of the branch and management structures and distribution network. For the 11 months to 30 June 2006 revenue was up slightly compared to the similar period in the prior year, whilst profits were substantially down.

Good progress was made by PBM which achieved revenue growth of more than 5% in local currency with reported trading profit also higher, after restructuring and other one off costs and before the benefit of the customs settlement, previously announced. The underlying trading margin is up on the equivalent period in the prior year.

In Central Europe there was a mixed picture with each of the Group’s businesses showing positive revenue growth, despite most markets remaining broadly flat. The businesses in Italy, Switzerland and the Netherlands all showed good increases in trading profit.

Financial

The Group’s financial position remains strong with Group gearing, as at 30 June 2006, of around 75% at current exchange rates (compared to 68.1% at 31 January 2006). The gearing reflects acquisition spend of £900 million in the 11 months to 30 June 2006 and a higher level of capital expenditure, partly offset by strong operating cash flow. In a full year these 50 acquisitions are expected to add approximately £1.4 billion to Group revenue. The interest charge is notably higher than the corresponding period in the prior year due to interest rate rises and the higher level of average borrowings as a result of recent acquisitions.

Outlook

The US housing market is expected to continue to soften, with significant regional variations, but remain at levels which are good by historical standards, presenting further opportunities for growth. Against the background of positive economic conditions in the USA, the RMI and commercial and industrial markets should continue to improve. In the UK, recent sales trends support the Group’s view that there will continue to be a gradual improvement in the RMI and housing markets, as the calendar year progresses. Growth in the French RMI market is likely to remain modest, although there are tentative signs that sales trends are improving. In Central Europe, most of the Group’s businesses should show some progress in generally flat markets.

Charlie Banks, Group Chief Executive of Wolseley, said:

“We are on track to achieve another strong performance across our businesses this year. Our principal operating companies continue to successfully outperform their local markets, take market share and improve their financial performance. We continue to invest in people, infrastructure and technology and have made good progress on acquisitions in the year to date. Although Europe remains slow, the North American economies are strong and this encourages us for the months ahead.”

Exchange Rates

The average profit and loss account translation rate for the first 11 months was $1.7820 to the £1 compared to $1.8593 for the comparable period last year, an improvement of 4.3%, and €1.4572 to the £1 compared to €1.4593, an improvement of 0.1%, compared to the prior year.

Trading profit, a term used throughout this announcement, is defined as operating profit before amortisation of acquired intangibles. Trading margin is the ratio of trading profit to revenue stated as a percentage.

There will be an analyst/investor meeting today at 9.30 a.m. taking place at UBS, 1 Finsbury Avenue, London, EC2.

A dial-in facility will be available for this meeting:

UK dial-in	020 7162 0025
International dial-in	+44 20 7162 0025
ID	Wolseley

Slides to accompany the call will be available from 09.15 a.m. on www.wolseley.com.

A replay facility will be available until 31st July 2006 by dialling:

UK	020 7031 4064
International	+44 20 7031 4064
US	+1 954 334 0342

Pass code	712828

Enquiries:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley has more than 70,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

ENDS

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